EXHIBIT 99.01

Sangui BioTech International , Inc.

1393 North Bennett Circle

Farmington, Utah 84025

c/o Sangui BioTech Gmbh

Alfred-Herrhausen-Str. 44

58455 Witten

Telephone sales boost Sangui's cosmetic business, new prospects

Witten, Germany, February 9, 2009 - Telephone sales activities dedicated to specialized resellers like beauty and wellness parlors initiated in December 2009 have begun boosting SanguiBioTech's cosmetics business. Several hundreds of beauty parlors requested and received an information package. As many as 175 cosmetic experts underpinned their interest to offer PureMoisture to their clients by purchasing a two product PureMoisture starter set. Given the fact that sales were interrupted for the holiday season, this is an extraordinary result, experts say. An increasing part of the new customers has started ordering additional quantities. The telephone marketing provider and staff rely on a database of proven addresses and were given extensive trainings by Sangui marketing. Another row of additional addresses will be contacted over the next couple of weeks.

In view of the promising results in Germany contacts will be established to reliable telephone marketing providers on an international scale. New contacts to selected key media may eventually increase public awareness (also for the PureMoisture web shop) and help create additional demand.

Moreover, test quantities were provided to one large US cosmetics retailer as well as to a large shipping company operating a fleet of cruisers in the Caribbean planning to offer their passengers wellness treatments based on PureMoisture during the next cruise of their flagship.

To a considerable extent, these activities originate from the cooperation between SanguiBioTech GmbH and Fanales GmbH announced in October 2008. Fanales Managing Director Hans Wollmann explains: "Cosmetics is one of the toughest markets around. But Sangui has a revolutionary concept which needs special promotion apart from the trodden paths of mainstream body and face care." - "After having gained a deeper insight into the industry, we find that the personal introduction of an innovative concept to experts who are willing to become our resellers simply yields better results than any previous attempt"; Hubertus Schmelz, Managing Director of Sangui GmbH adds.

SanguiBioTech GmbH is a subsidiary of Sangui Biotech International, Inc.

(www.pinksheets.com: SGBI)

For more information please contact:

Joachim Fleing

Phone: +49 (160) 741 27 17

Fax: +49 (2302) 915 191

e-mail: fleing@sangui.de

Forward Looking Statements

Some of the statements contained in this news release discuss future expectations, contain projections of results of operation or financial condition or state other “forward-looking” information. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, among many others, the ability of the Company to raise sufficient capital to meet operating requirements. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.